UNDERWRITING AGREEMENT

January 31, 2011

RBC Dominion Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, 4th Floor
Toronto, Ontario
Canada  M5J 2W7

- and -

Scotia Capital Inc.
Scotia Plaza
68th Floor
40 King Street West
Toronto, ON  M5H 3C2

as representatives of the several Underwriters

Ladies and Gentlemen:

North American Palladium Ltd., a corporation existing under the laws of Canada (the "Company"), confirms its agreement with RBC Dominion Securities Inc.  ("RBC") and Scotia Capital Inc. (“Scotia”) and each of the other underwriters named in Schedule A hereto (collectively, the "Underwriters," which term shall also include any underwriter substituted as hereinafter provided in SECTION 11 hereof), for whom RBC and Scotia are acting as representative (in such capacity, collectively, the "Representative"), with respect to the issue and sale by the Company through or by the Underwriters of the numbers of common shares of the Company set forth in Schedule A hereto (the "Securities" or the “Flow-Through Shares”), each such common share to be issued as a “flow-through”  share pursuant to the Income Tax Act (Canada) (the “Tax Act”).

The Company understands that the Underwriters propose to make a public offering of the Securities in each of the provinces of Canada in an "overseas directed offering" in compliance with Regulation S under the U.S. Securities Act of 1933, as amended (the "1933 Act"), upon the terms set forth in the Final Prospectus (as hereinafter defined), as soon as the Representative deems advisable after this Agreement has been executed and delivered.

The Underwriters agree to act as, and the Company hereby appoints the Underwriters as, the sole and exclusive agents of the Company to offer the Flow-Through Shares for sale at a purchase price of $8.25 per Flow-Through Share, being an aggregate purchase price of approximately $22,002,750, provided that, in accordance with Section 3(a) hereof, if less than 2,667,000 Flow-Through Shares are sold by the Underwriters as agents on the closing, the Underwriters agree to purchase from the Company that number of Flow-Through Shares that, together with the Flow-Through Shares sold by the Underwriters as agent, aggregates 2,667,000  Flow-Through Shares, and the Company hereby agrees to issue and sell, all but not less than all of the Flow-Through Shares. The obligations of the Underwriters are several and not joint, as provided herein.

The Company has prepared and filed with the securities regulatory authorities (the "Qualifying Authorities") in each of the provinces of Canada (the "Qualifying Jurisdictions") a preliminary short form base shelf prospectus, dated January 25, 2010, in the English and French languages (the "Preliminary Base Prospectus"), and a final short form base shelf prospectus, dated February 9, 2010, in the English and French languages in respect of up to US$300,000,000 aggregate principal amount of common shares, special shares, debt securities, warrants, share purchase contracts, share purchase or equity units and subscription receipts of the Company (collectively, the "Shelf Securities"). The Company selected the Ontario Securities Commission (the "Reviewing Authority") as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a receipt (a "Decision Document") under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions on behalf of itself and was deemed to have been issued a receipt from all other Qualifying Authorities for each of the Preliminary Base Prospectus and the Base Prospectus. The term "Base Prospectus" means the final short form base shelf prospectus relating to the Shelf Securities in the English and French languages, as applicable, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as hereinafter defined), at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (together, the "Canadian Shelf Procedures").

The Company shall prepare and file with the Qualifying Authorities in accordance with SECTION 4(a) hereof a prospectus supplement relating to the Securities, in the English and French languages, as applicable (together with the Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the "Final Prospectus"). Any amendment to the Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management's discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is deemed to be incorporated by reference into the Final Prospectus, is referred to herein collectively as the "Supplementary Material."

For purposes of this Agreement, all references to the Preliminary Base Prospectus, the Base Prospectus, and the Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR").

All references in this Agreement to financial statements and other information which is "contained," "included" or "stated" in the Preliminary Base Prospectus, the Base Prospectus, or the Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Preliminary Base Prospectus, the Base Prospectus, or the Final Prospectus, as the case may be.

SECTION 1.    Company Representations and Warranties.

(a)           Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, as of the Applicable Time referred to in Section 1(a)(i) hereof and as of the Closing Time referred to in SECTION 3(b) hereof, and agrees with each Underwriter, as follows:

(i)                Eligibility and Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction that recognizes the concept of reporting issuer (or equivalent thereof), is not in default in any material respect under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), Canadian Securities Laws, and the requirements of the NYSE Amex Equities ("AMEX") and the TSX. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued a Decision Document on behalf of itself and the other Qualifying Authorities have been deemed to have issued a receipt for each of the Preliminary Base Prospectus and the Base Prospectus; subsequent to the issuance of the Decision Document for the Base Prospectus, no other document with respect to the Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except the Company's prospectus supplement dated February 10, 2010 and except the Company's prospectus supplement dated April 27, 2010. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company's knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

At the time of filing thereof with the Qualifying Authorities and at the Closing Time: (A) the Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices and blanket orders or rulings of securities regulatory authorities in such Qualifying Jurisdictions (collectively, the "Canadian Securities Laws"), and (B) the Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company, and will not contain a misrepresentation, as defined under Canadian Securities Laws, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

"Applicable Time" means 4:30 p.m. (Toronto time) on January 27, 2011 or such other time as agreed by the Company and the Representative.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Final Prospectus or any Supplementary Material made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative expressly for use therein.

The Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR.

(ii)                Incorporation of Documents by Reference. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Base Prospectus and the Final Prospectus complied or will comply when so filed and at the Closing Time in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Time any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(iii)                Independent Accountants. KPMG LLP ("KPMG"), who have audited the consolidated financial statements of the Company included or incorporated by reference in the Final Prospectus, are independent registered public accountants with respect to the Company within the meaning of the 1933 Act and the rules and regulations thereunder and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Ontario.

(iv)                Financial Statements. The financial statements included or incorporated by reference in the Final Prospectus, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates and for the periods indicated and the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis throughout the periods involved and said financial statements comply as to form in all material respects with applicable Canadian Securities Laws. The supporting schedules, if any, present fairly in all material respects in accordance with Canadian GAAP the information required to be stated therein. All disclosures included or incorporated by reference in the Final Prospectus regarding "non-GAAP financial measures" (as such term is defined under Canadian Securities Laws) comply with applicable Canadian Securities Laws. There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated financial statements included or incorporated by reference in the Final Prospectus, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and the Subsidiaries (as hereinafter defined) (taken together, as a single enterprise) and except for changes that are disclosed in the Final Prospectus.

(v)                No Material Adverse Change in Business. Since the respective dates as of which information is given in the Final Prospectus, except as otherwise stated therein, (A) there has been no material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class or series of its share capital.

(vi)                Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Final Prospectus and to enter into and perform its obligations under this Agreement, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. A "Material Adverse Effect" in this Agreement means a material adverse effect or a prospective material adverse effect on the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business.

(vii)                Good Standing of Subsidiaries. Each subsidiary of the Company is listed on Schedule E to this Agreement (each a "Subsidiary" and, collectively, the "Subsidiaries"). Each Subsidiary has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Final Prospectus, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Final Prospectus, all of the issued and outstanding share capital of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of any Subsidiary were issued in violation of the preemptive or similar rights of any shareholder of such Subsidiary.

(viii)                Capitalization. As at the date hereof, the authorized share capital of the Company consists of an unlimited number of common shares, of which 159,704,897 common shares were issued and outstanding as at the date hereof. All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian securities laws; none of the outstanding shares in the capital of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as disclosed in the Final Prospectus, the Company does not have any options or warrants to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company's employee benefit plans, and the options or other rights granted thereunder, as set forth in the Final Prospectus, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the Final Prospectus, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company's share capital.

(ix)                Authorization. This Agreement has been duly authorized, executed and delivered by the Company. The Subscription Agreement has been duly authorized by the Company.

(x)                Authorization and Description of Securities. The Securities to be sold through (or if not sold through, purchased by, in accordance with Section 3(a)) the Underwriters have been duly authorized for issuance, sale and delivery to the Purchasers or Underwriters, as applicable) pursuant to this Agreement.  Each of the Common Shares offered hereby, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Securities conform in all material respects to all statements relating thereto contained in the Final Prospectus and such description conforms in all material respects to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability solely by reason of being such a holder; and, except as disclosed in the Final Prospectus, the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

(xi)                Absence of Defaults and Conflicts. Neither the Company nor any of the Subsidiaries is in violation of its respective charter or by-laws (or similar constituting document) or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such violations or defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein and in the Final Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Final Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in (a) any violation of the provisions of the charter or by-laws (or similar constituting documents) of the Company or any Subsidiary or (b) any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations, except in the case of (b) for such violations that would not result in a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(xii)                Absence of Disputes. No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect. No dispute between the Company and any native group, community group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent, in each case, that would have a Material Adverse Effect.

(xiii)                Absence of Proceedings. All actions, suits, proceedings, inquiries or investigations before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary have been disclosed in the Final Prospectus, other than those actions, suits, proceedings, inquiries or investigations that would not result in a Material Adverse Effect or would not materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the Final Prospectus, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

(xiv)                Other Reports and Information: Accuracy of Exhibits. There are no reports or information that, in accordance with the requirements of the Reviewing Authority or the other Qualifying Authorities or Canadian Securities Laws, must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Qualifying Authorities that remain confidential as of the date hereof; there are no documents (other than this Agreement) required to be filed with the Reviewing Authority or the other Qualifying Authorities in connection with the Base Prospectus or the Final Prospectus that have not been filed as required.

(xv)                Possession of Intellectual Property. The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, except where the failure to possess or acquire such Intellectual Property would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would result in a Material Adverse Effect.

(xvi)                Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except (i) such as have been already obtained or as may be required under the rules of the AMEX and (ii) such as have been obtained or may be required under the Canadian Securities Laws or the rules of the TSX.

(xvii)                Absence of Manipulation. Neither the Company nor any affiliate (as defined under Canadian Securities Laws) of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or the Common Shares.

(xviii)                Possession of Licenses and Permits. The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

(xix)                Title to Property. To the knowledge of the Company, the Company and the Subsidiaries have good and marketable title to all real property owned by the Company and the Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (a) such as are described in the Final Prospectus or (b) where failure to hold any such title free and clear would not result in a Material Adverse Effect; and all of the property leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any of the Subsidiaries holds properties described in the Final Prospectus, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the property leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, in each case except where failure to hold any such lease or sublease would not have a Material Adverse Effect.

(xx)                Mining Claims. To the knowledge of the Company, all interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other conventional property or property interests or rights or similar rights ("Mining Claims") relating to the Lac des Iles mine (including the Offset Zone), the Sleeping Giant mine, the Discovery Project, the Flordin Property and the Shebandowan West Project (collectively, the "Principal Properties") (in each case as defined in the Final Prospectus) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except, in each instance, as disclosed in the Final Prospectus and, to the extent applicable, the title opinions of the Company's legal counsel to be delivered in connection with the offering of Securities. Except as disclosed in the Final Prospectus, no other property rights are necessary for the conduct of the Company's business as presently conducted or as proposed to be conducted by the Company as described in the Final Prospectus, and there are no material restrictions on the ability of the Company and the Subsidiaries to use or otherwise exploit any such property rights. Except as disclosed in the Final Prospectus, the Company has no reason to believe that it will not be able to obtain or acquire such property or other rights as may be necessary to develop, operate (or further develop and operate) or re-open, as applicable, the Principal Properties. Except as disclosed in the Final Prospectus, Mining Claims held by the Company or the Subsidiaries cover the properties required by the Company for the purposes described in the Final Prospectus.

(xxi)                Mineral Estimates. Except as disclosed in the Final Prospectus, the information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Principal Properties contained in the Final Prospectus has been prepared in all material respects in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Company believes that all of the assumptions underlying such reserve and resource estimates were reasonable and appropriate as of the time of the estimate. The Company has no express knowledge that results in such estimates in the Final Prospectus being materially incorrect.

(xxii)                Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Final Prospectus will not be required, to seek an order permitting registration as an "investment company" under the United States Investment Company Act of 1940, as amended.

(xxiii)                Environmental Laws. Except as described in the Final Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries is in violation of any applicable federal, state, provincial, municipal, local or foreign statute, law, rule, regulation, ordinance or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) to the Company's knowledge, the Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the Company's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries, and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws. To the Company's knowledge after reasonable inquiry, neither the Company nor any of the Subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. From time to time, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(xxiv)                Registration Rights. Other than as described in the Final Prospectus, there are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Final Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

(xxv)                Disclosure Controls. The Company and the Subsidiaries (other than Cadiscor Resources Inc. to the extent such disclosure controls and procedures may relate to periods prior to the Company's acquisition of Cadiscor Resources Inc. or to the extent that such disclosure controls and procedures are deemed to include internal control over financial reporting) maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the 1934 Act, as applicable to the Company, and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 Certification of Disclosures in Issuer's Annual and Interim Filings; as at December 31, 2009 such controls and procedures were effective to provide reasonable assurances that all material information concerning the Company and the Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company's filings with the Commission and the Qualifying Authorities.

(xxvi)                Accounting Controls. The Company and each of the Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP as reconciled to U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintain internal control over financial reporting as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; and as at December 31, 2009, Other than in respect of Cadiscor Resources Inc.,  such controls were effective. Since the end of the Company's most recent audited fiscal year, the Company is not aware of any (1) material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) change in the Company's internal control over financial reporting that has materially affected the Company's internal control over financial reporting.

(xxvii)                Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or, to the Company's knowledge, any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the United States Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxviii)                Payment of Taxes. All United States and Canadian federal income tax returns of the Company and the Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States and Canadian federal income tax returns of the Company through the fiscal year ended December 31, 2009 have been filed and no assessment in connection therewith has been made against the Company. Each of the Company and the Subsidiaries has filed all other tax returns that are required to have been filed by it pursuant to applicable foreign, state, provincial, municipal, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. The statements set forth in the Final Prospectus under the caption "Certain Canadian Federal Income Tax Considerations," insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Securities or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(xxix)                Insurance. The Company and the Subsidiaries carry or are entitled to the benefits of insurance, with insurers the Company reasonably believes to be reputable, in such amounts and covering such risks as is generally maintained by companies of, to the Company's reasonable belief, established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

(xxx)                Statistical and Market-Related Data. Any statistical, industry and market-related data included in the Final Prospectus is based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the consent to the use of such industry data from such sources, to the extent any such consent is required.

(xxxi)                Minute Books and Corporate Records. As at the date hereof, the minute books and corporate records of the Company and the Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries (except for the minutes of the meetings that have occurred since January 10, 2011 respect of which the Company hereby confirms that no actions or events at such meetings would have a Material Adverse Effect), and at the Closing Time will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries.

(xxxii)                Foreign Corrupt Practices Act. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxiii)                OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxiv)                Compliance with Laws. The Company and the Subsidiaries and, to the Company's knowledge without any further investigation, others who perform services on behalf of the Company or the Subsidiaries in the performance of such services on behalf of the Company or the Subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state, municipal and local laws, rules and regulations, standards, and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or AMEX or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice citing action or inaction by the Company or any of the Subsidiaries, or others who perform services on behalf of the Company or the Subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state, municipal or local laws, rules, regulations policies or standards to the extent such non-compliance reasonably would be expected to have a Material Adverse Effect; and, to the knowledge of the Company, other than as set forth in the Final Prospectus, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, municipal, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

(xxxv)                No Broker. Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(xxxvi)                AMEX Listing; TSX Listing. The currently issued and outstanding Common Shares are listed on AMEX and the Company is in compliance with all applicable corporate governance requirements set forth in the NYSE AMEX Company Guide and all applicable corporate governance and other requirements contained in the listing agreement to which the Company and AMEX are parties, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges. The currently issued and outstanding Common Shares are listed on the TSX and the Company is in compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges.

(xxxvii)              Foreign Status. The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the 1934 Act. Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make:  (A) any offer to sell, or any solicitation of an offer to buy, any Securities to any U.S. person or a person in the United States; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the purchaser is not a U.S. person and is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.  During the period in which the Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States.

(xxxviii)             Non-Arm's Length Transactions. To the knowledge of the Company, except as disclosed in the Final Prospectus, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm's length with the Company or any such Subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

(xxxix)                Relationships with Underwriters. Neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters other that as disclosed in the Final Prospectus.

(b)           Officer's Certificates. Any certificate signed by any officer of the Company or any of the Subsidiaries delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

 SECTION 2.    Underwriter Representations and Warranties.

(a)           Representations and Warranties by the Underwriters. Each Underwriter represents and warrants to the Company as of the date hereof, as of the Applicable Time referred to referred to in SECTION 1(a)(i) hereof and as of the Closing Time referred to in SECTION 3(b) hereof, and agrees with the Company, as follows:

(i)                Compliance. Each Underwriter represents and warrants that:

(A)	it is incorporated and existing under the laws of its jurisdiction of incorporation and it has the corporate power to enter into and perform its obligations under this Agreement;

(B)	the execution and delivery of and performance by each Underwriter of this Agreement has been authorized by all necessary corporate action on the part of each Underwriter;

(C)
this Agreement has been duly executed and delivered by each Underwriter and constitutes legal, valid and binding agreements of each Underwriter, enforceable against each Underwriter in accordance with its terms; and

(D)
each Underwriter is a member in good standing of the Investment Industry Regulatory Organization of Canada and is duly registered or licensed in those jurisdictions in which it is required to be so registered or licensed in order to offer the Securities for sale as contemplated by this Agreement or if or where not so registered will only offer through a dealer who is so registered or licensed.

(ii)                Compliance. Each Underwriter will:

(A)	conduct activities in connection with arranging for the sale and distribution of the Securities in compliance with the Canadian Securities Laws and the provisions of this Agreement; and

(B)	deliver one copy of the Final Prospectus and any Supplementary Material to each Purchaser within the timeline required by the Canadian Securities Laws.

(iii)                Notification Regarding Distribution.    The Representatives shall notify the Company when, in their opinion, the Underwriters have ceased distribution of the Securities and, if required for regulatory compliance purposes, provide a breakdown of the number of Securities distributed under this Agreement and proceeds received in each of the Qualifying Jurisdictions in the time required under the Canadian Securities Laws.

(iv)                Offers and Sales Exclusively in Canada.    The Underwriters will exclusively make offers and sales of the Securities in Canada. No Underwriter will make any offers or sales of the Securities to persons in the United States. None of the Underwriters, their affiliates nor any person acting on its or their behalf,  has made or will make any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States.

SECTION 3.    Sale and Delivery to Underwriters: Closing.

(a)           Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Underwriters agree to act as agents of the Company, and the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to sell as agent of the Company at the Canadian dollar price per share set forth in Schedule B, the number of Securities set forth in Schedule A opposite the name of such Underwriter (for each Underwriter, such amount being its “Allocation”), plus any additional number of Securities which such Underwriter may become obligated to sell or purchase in respect of pursuant to the provisions of SECTION 11 hereof, subject, in each case, to such adjustments among the Underwriters as the Representative in its sole discretion shall make to eliminate any sales of fractional Securities. The Company and the Underwriters agree that the Underwriters are not purchasing the Securities from the Company, provided that each Underwriters sells its Allocation as agent at the Closing Time. If an Underwriter sells less than its Allocation, each such Underwriter that has not sold its Allocation in full agrees to purchase from the Company that total number of Securities that, together with the Securities sold by each such Underwriter as agent, aggregates the Underwriter’s Allocation.

(b)           Payment. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Ogilvy Renault LLP, 200 Bay Street, Toronto, Ontario, Canada, or at such other place as shall be agreed upon by the Representative and the Company, at 8:00 a.m. (Eastern time) on February 18, 2011 or on such other date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called "Closing Time").

The Company hereby agrees to compensate the Underwriters in consideration for their services in respect of the offering contemplated herein in accordance with the terms of Schedule B.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to sell (or if not sold, purchase in accordance with Section 3(a)). Payment to the Company with respect to the Securities the Underwriters have sold or expect to sell (or if not sold, to purchase in accordance with Section 3(a)) shall be made in Canadian dollars, as set forth on Schedule B hereto. RBC, individually and not as representative of the Underwriters may (or if not sold, purchased in accordance with Section 3(a)) but shall not be obligated to make payment of the purchase price for the Securities to be sold  by any Underwriter whose funds have not been received by the Closing Time but such payment shall not relieve such Underwriter from its obligations hereunder.

(c)           Denominations; Registration. Certificates for the Common Shares shall be in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time.

SECTION 4.    Covenants of the Company.

The Company covenants with each Underwriter acting on their behalf as follows:

(a)           Compliance with Securities Regulations and Commission Requests. The Company, subject to SECTION 4(b), will prepare the Final Prospectus in accordance with the Canadian Shelf Procedures, in a form reasonably approved by the Representative, and will file the Final Prospectus (in English) with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 11:00 p.m. (Toronto time) on January 31, 2011 and will use reasonable efforts to file the Final Prospectus (in French) at the same time or as soon as possible thereafter. The Company will notify the Representative immediately, and confirm the notice in writing, (1) when the Final Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Base Prospectus or the Final Prospectus, or any document incorporated by reference therein or for additional information, (3) of the time when, prior to the termination of the Offering of the Securities, any amendment or supplement, as applicable, to the Base Prospectus or any document incorporated by reference therein has been filed with the Reviewing Authority, (4) of the receipt by the Company of any communication from a Qualifying Authority or any other regulatory authority in Canada relating to the Base Prospectus, the Final Prospectus, the offering of the Securities or the listing of the Common Shares offered thereby on the TSX, (5) of the receipt by the Company of any communication relating to the listing of the Common Shares offered thereby on AMEX, and (6) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the suspension of the trading in any securities of the Company or the initiation or threatening of any proceeding for any of such purposes. The Company will make every reasonable effort to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or suspension, including, if necessary, by filing an amendment to the Base Prospectus and will make every reasonable effort to have such amendment or qualified at the earliest possible moment.

(b)           Filing of Amendments and Exchange Act Documents. The Company has given the Representative notice of any filings made pursuant to the 1934 Act or rules and regulations thereunder or Canadian Securities Laws within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

(c)           Delivery of Filed Documents. The Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, copies of the Preliminary Base Prospectus (in English and French), the Base Prospectus (in English and French), the Final Prospectus (in English and French), and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws, and all consents and certificates of experts. The copies of the English and French versions of the Preliminary Base Prospectus, the Base Prospectus, the Final Prospectus and any Supplementary Material furnished to the Representative and counsel for the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR. The Company will also deliver to the Representative and counsel for the Underwriters copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable Canadian Securities Laws.

(d)           Delivery of Prospectuses. The Company will furnish to each Underwriter, without charge, during the period when a prospectus is required by applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, such number of copies of the Final Prospectus (in the English and French languages) (as amended or supplemented) as such Underwriter may reasonably request. The copies of the English and French versions of the Final Prospectus furnished to the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR.

(e)           Continued Compliance with Securities Laws. If at any time when a prospectus is required by applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or counsel for the Company, to amend or supplement the Final Prospectus in order that the Final Prospectus contain full, true and plain disclosure of all material facts relating to the Company and the Securities and contain no misrepresentation (as defined under Canadian Securities Laws) and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time they are delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of such counsel, at any such time to amend, supplement or revise, as applicable, the Final Prospectus in order to comply with the requirements of Canadian Securities Laws, the Company will promptly (i) prepare and file with the Qualifying Authorities, subject to SECTION 4(b), such amendment or supplement as may be necessary to correct such statement or omission or to effect such compliance, and (ii) furnish to the Underwriters such number of copies of such amendment or supplement (in the English and French languages, as applicable) as the Underwriters may reasonably request.

(f)           Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities substantially in accordance with the description set forth in the Final Prospectus under "Use of Proceeds."

(g)           Listing. The Company will use its reasonable best efforts to effect and maintain the listing of the Common Shares offered hereby on AMEX and the TSX.

(h)           Restriction on Sale of Securities. During a period of 90 days from the date of the Final Prospectus, the Company hereby agrees not to, directly or indirectly, without the prior written consent of the Representative, such consent not to be unreasonably withheld or delayed, sell or issue or announce its intention to sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including securities that are convertible or exchangeable into securities of the Company) other than (i) pursuant to the offering contemplated herein; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date hereof; (iv) pursuant to the Company's stock option plan; or (v) pursuant to an acquisition of shares or assets of arm's length persons which does not result in a change of control of the Company.

(i)           Director and Officer Sales. During a period of 90 days from the date of the Final Prospectus, the Company will take steps to ensure that the directors and officers of the Company set out on Schedule D (the “Lock-up Persons”) do not, directly or indirectly, without the prior written consent of the Representative, such consent not to be unreasonably withheld or delayed, (i) offer, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the Lock-up Person or with respect to which the Lock-up Person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the 1933 Act or prospectus under applicable Canadian Securities Laws  with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise. Notwithstanding the foregoing, and subject to the conditions below, the Lock-up Person may transfer the Lock-Up Securities without the prior written consent of the Representative, provided that (1) any such transfer shall not involve a disposition for value, (2) such transfers are not required to be reported in any public report or filing with the United States Securities and Exchange Commission, any Canadian securities regulator, or otherwise and (3) the Lock-up Person does not otherwise voluntarily effect any public filing or report regarding such transfers:

(A)	as a bona fide gift or gifts; or

(B)
to any trust for the direct or indirect benefit of the Lock-up Person or the immediate family of the Lock-up Person ("immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(C)	to the undersigned's affiliates or to any investment fund or other entity controlled or managed by the undersigned.

(j)           Reporting Requirements. During the period when a prospectus is required by applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, the Company will file all documents required to be filed with the Qualifying Authorities in accordance with applicable Canadian Securities Laws.

(k)           Translation Opinions. The Company shall cause Ogilvy Renault LLP to deliver to the Underwriters customary opinions (either from Ogilvy Renault LLP or another law firm), dated the date of filing of the French language versions of each of the Final Prospectus, to the effect that the French language version of each such prospectus, together with each document incorporated by reference therein, is in all material respects a complete and proper translation of the English language versions thereof (other than the financial statements and other financial data contained therein). The Company shall cause Ogilvy Renault LLP to deliver to the Underwriters similar opinions (either from Ogilvy Renault LLP or another law firm) as to the French language translation of any information (if required to be translated into French and the Company’s practise has been to do so) contained in any Supplementary Material (if required to be translated into French and the Company’s practise has been to do so), in form and substance satisfactory to the Underwriters, prior to the filing thereof the Qualifying Authorities.

(l)           Translation Opinions-Financial Statements. The Company shall cause KPMG LLP to deliver to the Underwriters customary opinions, dated the date of filing of the French language versions of the Final Prospectus, to the effect that the financial statements and other financial data contained in the French language version of each such prospectus or incorporated by reference in the French language version of each such prospectus, is in all material respects a complete and proper translation of the English language versions thereof. The Company shall cause KPMG LLP to deliver to the Underwriters similar opinions as to the French language translation of any financial information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters, prior to the filing thereof with the Qualifying Authorities.

(m)           Subscription Agreement for the Flow-Through Shares.  Subject to the terms thereof, the Company shall enter into a subscription agreement in the form of Schedule F hereto with the purchasers of the Flow-Through Shares (all such agreements collectively, the “Subscription Agreement”).  Subject to the terms of the Subscription Agreement, the Company covenants to the Underwriters to fully comply with its covenants and agreements in the Subscription Agreement and the Company represents and warrants to the Underwriters that the representations and warranties in the form of Subscription Agreement attached as Schedule F hereto are true and correct and will be true and correct as of the Closing Date.

SECTION 5.    Payment of Expenses.

Whether or not the offering that is contemplated herein is completed, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Base Prospectus, the Final Prospectus and any amendments or supplements to any of them (including any Supplementary Material), and the cost of printing and furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of any certificates for the Securities offered hereby to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company's Canadian and U.S. counsel, accountants, technical experts and other advisors, (v) the printing (or reproduction) and delivery (including postage, freight charges and charges for counting and packaging) to the Underwriters of copies of the Final Prospectus and any amendments or supplements thereto (including any Supplementary Material) and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors or shareholders, (vi) the fees and expenses of any transfer agent or registrar for the Common Shares, and (vii) the fees and expenses incurred in connection with the listing of the Common Shares offered hereby on AMEX and the TSX. Whether or not the offering that is contemplated herein is completed, the Company shall, except as otherwise agreed in writing with the Underwriters, also assume and pay the reasonable and documented out-of-pocket expenses of the Underwriters and the reasonable and documented fees, disbursements of Canadian counsel to the Underwriters, and any taxes payable thereon, subject to a maximum aggregate cap on the Underwriters' legal counsel's fees of C$50,000 (which cap, for greater certainty, does not apply to the Underwriters' legal counsel's reasonable disbursements or taxes on such legal counsel's fees or reasonable disbursements).

SECTION 6.    Conditions of Underwriters' Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in SECTION 1 hereof or in certificates of any officer of the Company or any Subsidiary delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)           Canadian Filings. Each of the Preliminary Base Prospectus and the Base Prospectus shall have been filed with the Qualifying Authorities and a Decision Document shall have been issued by the Reviewing Authority on behalf of the Qualifying Authorities relating to the Preliminary Base Prospectus and the Base Prospectus, respectively.  The Final Prospectus shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Jurisdictions; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b)           Opinion of Canadian Counsel for Company. At the Closing Time, the Representative shall have received the favourable opinion, dated as of such date, of Ogilvy Renault LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, together with signed or reproduced copies of such opinion for each of the Underwriters to the effect set forth in Exhibit A. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(c)           Title Opinions. At the Closing Time, the Representative shall have received favourable title opinions, dated as of such date and addressed to the Underwriters, from local counsel retained by the Company and acceptable to the Underwriters' counsel, acting reasonably, with respect to the (A) Company's title to and ownership of the Mining Claims and any other property pertaining to the Lac des Iles Mine, (B) the Company's title to and ownership of the Mining Claims and any other property pertaining to the Sleeping Giant mine, and (C) the Company's title to and ownership of the Mining Claims and any other property pertaining to the Vezza project, in each case in form and substance satisfactory to counsel for the Underwriters, acting reasonably, and together with signed or reproduced copies of such opinions for each of the Underwriters.

(d)           Officers' Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Final Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in SECTION 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all covenants and conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are threatened by any Qualifying Authority.

(e)           Accountant's Comfort Letter (1). At the Execution Time, the Representative shall have received from each of KPMG LLP and Petrie Raymond LLP "long-form" comfort letters dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants' "comfort letters" to Canadian underwriters with respect to the financial statements and certain financial information contained in the Final Prospectus.

(f)           Accountant's Comfort Letter (2). At the Closing Time, the Representative shall have received from each of KPMG LLP and Petrie Raymond LLP letters dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants' "comfort letters" to Canadian underwriters with respect to the financial statements and certain financial information contained in the Final Prospectus.

(g)           Approval of Listing. At the Closing Time, (A) the Common Shares offered hereby shall have been listed and admitted and authorized for trading on AMEX, and (B) the Common Shares offered hereby shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary listing conditions, and in each case satisfactory evidence of such actions shall have been provided to the Representative.

(h)           Additional Documents. At the Closing Time counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.

(i)           Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time, as the case may be, and such termination shall be without liability of any party to any other party except as provided in SECTION 4 and except that SECTION 1, SECTION 2, SECTION 6, SECTION 7 and SECTION 8 shall survive any such termination and remain in full force and effect.

SECTION 7.    Indemnification.

(a)           Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter and their respective affiliates, as such term is defined in the Canadian Securities Law (each, an "Affiliate"), their respective selling agents and each person, if any, who controls any Underwriter within the meaning of Canadian Securities Laws as follows:

(i)                against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact included in the Preliminary Base Prospectus, the Base Prospectus, the Final Prospectus, (or in any amendment thereof or supplement thereto, including any Supplementary Material), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation (as defined under Canadian Securities Laws) contained in the Preliminary Base Prospectus, the Base Prospectus, the Final Prospectus or any Supplementary Material;

(ii)                against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation; provided that (subject to SECTION 6(c) below) any such settlement is effected with the written consent of the Company;

(iii)                against any and all expense whatsoever, as incurred (including the fees and disbursements of Canadian and U.S. counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission or misrepresentation made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative (or through any other Underwriter) expressly for use in the Final Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material).

(b)           Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Final Prospectus, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions or misrepresentations, or alleged untrue statements or omissions, made in the Final Prospectus (or in any amendment or supplement thereto, including any Supplementary Material) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representative (or through any other Underwriter) expressly for use therein.

(c)           Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to SECTION 7(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to SECTION 7(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this SECTION 7 or SECTION 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by SECTION 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 8.    Contribution.

If the indemnification provided for in SECTION 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting fee received by the Underwriters, in each case as set forth on the cover of the Final Prospectus, bears to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectus.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or misrepresentation relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this SECTION 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this SECTION 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this SECTION 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this SECTION 8, none of the Underwriters shall be required to contribute any amount in excess of the amount by which the respective underwriting fee earned by each of the Underwriters hereunder exceeds the amount of any damages which each such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission or misrepresentation.

No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this SECTION 8, each person, if any, who controls an Underwriter within the meaning of Canadian Securities Laws and each Underwriter's Affiliates and selling agents shall have the same rights to contribution as such Underwriter, as the case may be, and each director of the Company, each officer of the Company who signed the Canadian Preliminary Prospectus or the Final Prospectus, and each person, if any, who controls the Company within the meaning of Canadian Securities Laws shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this SECTION 7 are several in proportion to the number of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 9.    Representations, Warranties and Agreements to Survive.

All     representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of the Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or their respective Affiliates or selling agents, any person controlling any Underwriter, their respective officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 10.    Termination of Agreement.

(a)           Termination; General. In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters' part, their obligations under this Agreement to sell (or if not sold, to purchase in accordance with Section 3(a)) the Securities, by giving written notice to the Company at any time at or prior to the Closing Time if at any time before or after the date hereof and prior to the Closing Time:

(i)                there shall occur any adverse material change in relation to the Company, or there should be a previously undisclosed material adverse change in relation to the Company (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact in relation to the Company or in the Final Prospectus that in the reasonable opinion of the Underwriters (or any of them), has or would be expected to result in a Material Adverse Effect or have a significant adverse effect on the market price or value of the Securities; or

(ii)                any inquiry, investigation or other proceeding (whether formal or informal) is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any other jurisdiction to which the Company or any of its Subsidiaries is subject or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding or order based upon the activities of the Underwriters and not upon activities of the Company), which, in the opinion of the Underwriters (or any of them), acting reasonably, prevents or restricts trading in or the distribution of the Securities or significantly adversely affects the market price of the Securities or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole; or

(iii)                there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or any law or regulation (or change in the interpretation or administration thereof) which, in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole, and/or prevent or materially restrict the trading in or the distribution of the Common Shares; or

(iv)                if trading in any securities of the Company has been suspended or materially limited by the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, AMEX or the TSX, or if trading generally on the TSX, AMEX or the New York Stock Exchange or the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, Inc. or any other governmental authority; or

(v)                a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada; or

(vi)                a banking moratorium has been declared by Canadian federal authorities.

(b)           All Terms and Conditions. The Company agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to sell (or if not sold, purchase in accordance with Section 3(a)) the Securities by notice to that effect given to the Company at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)           Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in SECTION 5 hereof, and provided further that SECTION 1, SECTION 7, SECTION 8 and SECTION 9 shall survive such termination and remain in full force and effect.

SECTION 11.    Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at the Closing Time to sell (or if not sold, purchase in accordance with Section 3(a)) the Securities which it or they have agreed to sell under this Agreement (the "Defaulted Securities"), the Representatives (or any one of them) shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives (or any one of them) shall not have completed such arrangements within such 36 hour period, then:

(i)                if the number of Defaulted Securities does not exceed 10% of the number of Securities to be sold on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to sell (or if not sold, purchase in accordance with Section 3(a)) the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)                if the number of Defaulted Securities exceeds 10% of the number of Securities to be sold on such date, this Agreement, shall terminate without liability on the part of any non-defaulting Underwriter or the Company.

No action taken pursuant to this SECTION 11 shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone the Closing Time, for a period not exceeding seven days to the extent such delay is necessary to effect any required changes in the Final Prospectus or in any other material documents. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this SECTION 11.

SECTION 12.    Alternative Transaction.

The Company agrees not to sell or negotiate or enter into an arrangement to sell all or substantially all of the assets of the Company or enter into a merger or other business combination with a third party or other similar transaction, which transaction does not provide for the completion of the offering contemplated hereunder (an "Alternative Transaction"). In the event the Company enters into an agreement or makes a public announcement with respect to an Alternative Transaction prior to completion of the offering contemplated hereunder, the Company agrees to make such payments and issuance to the Underwriters forthwith upon entering into such agreement or making such announcement in the amounts as described in Schedule B hereto as if the offering had been completed.

SECTION 13.    Entire Agreement.

This Agreement constitutes the entire agreement between the Company and the Underwriters in connection with the transactions described herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, in relation to the transactions described herein, including without limitation, the letter agreement dated January 27, 2011 among the Company, and the Representatives on behalf of the Underwriters.

 SECTION 14.    Tax Disclosure.

Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term "tax treatment" is the purported or claimed Canadian federal and provincial income tax treatment of the transactions contemplated hereby, and the term "tax structure" includes any fact that may be relevant to understanding the purported or claimed Canadian federal and provincial income tax treatment of the transactions contemplated hereby.

SECTION 15.    Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication Notices to the Underwriters shall be directed to the Representative c/o RBC at Royal Bank Plaza, South Tower, 200 Bay Street, 4th Floor, Toronto, Ontario Canada M5J 2W7 attention of Lance Rishor and c/o Scotia at Scotia Plaza, 68th Floor, 40 King Street West, Toronto, ON  M5H 3C2 attention of Vineet Gupta; notices to the Company shall be directed to it at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2350, Toronto, Ontario, M5J 2J2, attention of General Counsel.

 SECTION 16.    No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

 SECTION 17.    Parties.

This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in SECTION 7 and SECTION 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from or through any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 18.    Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

SECTION 19.    Time.

TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO TORONTO TIME.

SECTION 20.    Counterparts.

This Agreement may be executed in any number of counterparts (including by PDF/email), each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 21.    Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Yours very truly,

NORTH AMERICAN PALLADIUM LTD.

By:	(signed) “William J. Biggar”
Name: William J. Biggar
Title: President and CEO

By:	(signed) “Jeffrey A. Swinoga”
Name: Jeffrey A. Swinoga
Title: Vice President, Finance and CFO

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 31st day of January, 2011.

Yours very truly,

RBC DOMINION SECURITIES INC.

By:	(signed) “Lance Rishor”
Name: Lance Rishor
Title: Managing Director

SCOTIA CAPITAL INC.

By:	(signed) “Vineet Gupta”
Name: Vineet Gupta
Title: Director

CORMARK SECURITIES INC.

By:	(signed) “Marc Murnaghan”
Name: Marc Murnaghan
Title: Managing Director

STIFEL NICOLAUS CANADA INC.

By:	(signed) “Mark Smith”
Name: Mark Smith
Title: Managing Director

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	(signed) “James Meloche”
Name: James Meloche
Title: Managing Director

GMP SECURITIES LP

By:	(signed) “Douglas Bell”
Name: Douglas Bell
Title: Co-Head and Managing Director, Investment Banking

HAYWOOD SECURITIES INC.

By:	(signed) “Greg McKenzie”
Name: Greg McKenzie
Title: Managing Director

OCTAGON CAPITAL CORPORATION

By:	(signed) “Chris Everest”
Name: Chris Everest
Title: Chief Operating Officer

SCHEDULE A

Name of Underwriter	Number of Securities
RBC Dominion Securities Inc.(1)	1,066,800
Scotia Capital Inc. (1)	800,100
Cormark Securities Inc.	266,700
Stifel Nicolaus Canada Inc.	160,020
Macquarie Capital Markets Canada Ltd.	133,350
Haywood Securities Inc.	80,010
GMP Securities LP	80,010
Octagon Capital Corporation	80,010
TOTAL	2,667,000

(1) Co Lead Underwriters and Bookrunners

SCHEDULE B

PRICING INFORMATION

Issue Price	C$8.25 per Flow-Through Share

Number of Shares	2,667,000

Expected Closing Date	February 18, 2011

In consideration of the Underwriters' services to be rendered in connection with the offering contemplated in the Agreement to which this Schedule B is attached, the Company shall pay to the Underwriters, a cash fee equal to C$0.4125 per Flow-Through Share, which fee shall be paid by the Company to RBC, for and on behalf of the Underwriters, as at the Closing Time.

SCHEDULE C

[not used]

SCHEDULE D

LIST OF PERSONS/ENTITIES EXECUTING LOCK-UP LETTERS

William J. Biggar
Jeff Swinoga
Greg Struble
Michel Bouchard
Trent C.A. Mell
André J. Douchane
Steven R. Berlin
David A. Comba
Robert J. Quinn
Gregory J. Van Staveren
William J. Weymark

SCHEDULE E

LIST OF SUBSIDIARIES

Lac des Iles Mines Ltd.
Cadiscor Resources Inc.

Exhibit A

FORM OF OPINION OF COMPANY'S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(c)

1.
Each of the Company and each of Lac des lies Mines Ltd. ("LDI") and Cadiscor Resources Inc. ("Cadiscor" and together with LDI, the "Canadian Subsidiaries") has been incorporated and is existing as a corporation under the laws of its jurisdiction of incorporation.

2.
Each of the Company and each of the Canadian Subsidiaries has all necessary corporate power to own, lease and operate its respective properties and to conduct its respective business as described in the Final Prospectus and to enter into and, if applicable, perform its respective obligations under the Underwriting Agreement and the Subscription Agreement.

3.
The authorized, issued and outstanding share capital of the Company is, as at the date of the Final Prospectus, as set forth in such documents under the caption "Description of Share Capital" (except for subsequent issuances, if any, pursuant to the Underwriting Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Final Prospectus or pursuant to the exercise of convertible securities or options referred to in the Final Prospectus).

4.
The authorized share capital of LDI consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, of which ˜ common shares are outstanding and all of which were issued as fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity (other than with respect to security interests in mortgages registered by trade creditors in the ordinary course of business or by lenders as disclosed in the Company's financial statements).

5.
The provisions of the Canada Business Corporations Act (the "CBCA") under which the Company exists provide that shares issued by a corporation are non-assessable and the holders are not liable to the corporation or to its creditors in respect thereof and that, generally, shareholders of a corporation are not, as shareholders, liable for any liability, act or default of the corporation except in the circumstances prescribed under the CBCA.

6.
Each of the Underwriting Agreement and the Subscription Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other similar laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution).

7.
A final receipt has been obtained in respect of the Preliminary Base Prospectus and the Base Prospectus from the Reviewing Authority on behalf of itself and the other Qualifying Authorities and all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Securities to the public in each of the Qualifying Jurisdictions through registrants registered under applicable securities laws (including related and applicable regulations, policies and rules) of the Qualifying Jurisdictions who have complied with the applicable provisions of such securities laws.

8.
The documents incorporated by reference in the Final Prospectus as amended or supplemented (other than the financial statements and supporting schedules and accompanying management's discussion and analysis included therein or omitted therefrom, as to which such counsel expresses no opinion), when they were filed with the Qualifying Authorities, complied as to form in all material respects to the formal requirements of the securities laws, rules and regulations of each Qualifying Jurisdiction.

9.
The Base Prospectus, the Final Prospectus, and any Supplementary Material in connection with the offering of the Securities (other than the financial statements and supporting schedules and accompanying management's discussion and analysis included therein or omitted therefrom, as to which such counsel need express no opinion) comply as to form in all material respects to the requirements, including the Canadian Shelf Procedures, of the securities laws, rules and regulations of each Qualifying Jurisdiction.

10.
The forms of certificate used to evidence the Flow-Through Shares have been approved and adopted by the Company and complies with all applicable statutory requirements, with any applicable requirements of the charter and by-laws of the Company, with the provisions of the Canada Business Corporations Act relating thereto and the applicable requirements of the Toronto Stock Exchange for such certificates.

11.
The Company is a "reporting issuer" under the securities legislation of each Canadian province that recognizes the concept of reporting issuer and is not on the list of defaulting issuers maintained under such legislation, if any.

12.
The Toronto Stock Exchange has conditionally approved the listing of all of the Flow-Through Shares, subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

13.
To such counsel's knowledge, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated.

14.
The statements in the Final Prospectus under the captions "Description of Share Capital", "Income Tax Considerations — Canadian Federal Income Tax Considerations", "Purchasers' Statutory Rights", and "Eligibility for Investment" have been reviewed by such counsel and fairly summarize the matters under such headings. All descriptions in the Final Prospectus of Canadian statutes and regulations are fair summaries of the matters discussed therein.

15.	To such counsel's knowledge, the Company is not in violation of its articles of incorporation or by-laws.

16.
The execution, delivery and performance of each of the Underwriting Agreement and the Subscription Agreement and the consummation of the transactions contemplated in the Underwriting Agreement and the Final Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Final Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations under the Underwriting Agreement do not and will not, whether with or without the giving of notice or lapse of time or both, result in any violation of (i) the articles of incorporation or bylaws or similar organizational documents of the Company or any subsidiary, (ii) any resolutions of the board of directors (or any committee thereof) or the shareholders of the Company contained in the minute books of the Company provided to such counsel, or (iii) any material law of general application in the Province of Ontario or any law of general application in Canada to which the Company or any subsidiary or any of their respective properties, assets or operations is subject. No further consents, approvals, authorizations from or filings with any court, regulatory body or administrative agency or other governmental agency or body, other than those that have been validly obtained and continue in effect, are required for the Company's execution, delivery or performance of the Underwriting Agreement or the Subscription Agreement or the consummation of the transactions contemplated by the Underwriting Agreement or the Subscription Agreement, other than any continuous disclosure filings required to be made by the Company pursuant to applicable Canadian Securities Laws.

17.
The provisions of the Québec Securities Act relating to the use of the French language and of the Charter of the French Language, R.S .Q., c. C-li (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in respect of the Final Prospectus and forms of order and confirmation (the "Offering Documents") to be delivered to purchasers in the Province of Québec in connection with the sale of the Securities, when issued, to the extent such purchasers receive a copy of the Offering Documents in the French language (on the assumption that the Offering Documents constitute the entire contract for the Securities), provided that the Offering Documents in the English language may be delivered without delivery of the French language versions thereof to those physical persons in the Province of Québec who have expressly requested in writing to receive such Offering Documents in the English language only.

18.
No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by the Underwriting Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in the Underwriting Agreement.

19.	The Company is eligible to file a prospectus supplement with the Reviewing Authority.

20.	All necessary corporate action has been taken by the Company to authorize the filing of the Final Prospectus with the Reviewing Authority and the Qualifying Authorities.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, Ontario and Quebec or the Federal laws of Canada, upon the opinion of local Canadian counsel of good standing (which opinion shall be dated and furnished to the Underwriters at the Closing Time, shall be reasonably satisfactory in form and substance to counsel for the Underwriters and shall expressly state that the Underwriters may rely on such opinion as if it were addressed to them), provided that Ogilvy Renault LLP shall state in their opinion that they believe that they and the Underwriters are justified in relying upon such opinion, and (B), as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Underwriters.

In addition to rendering the opinions set forth above, such counsel shall also include statements to the effect that:

(a)
we have not been retained as counsel to the Company in connection with any pending actions, suits or proceedings against or affecting the business of the Company or before or by any governmental entity or arbitrator to which the Company is subject. In making this statement, we have, for Ogilvy Renault LLP (Toronto), reviewed time dockets dating since ● to identify the lawyers who have performed services for the Company since ● and have inquired as to whether they are retained with respect to any such proceedings. We have not conducted any other investigation; and

(b)	the attributes of the Common Shares conform in all material respects to the description thereof contained in the Final Prospectus.